Exhibit 21.1

Diamondback Energy, Inc.
Significant Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Diamondback E&P LLC	Delaware
Eclipse Merger Sub II, LLC	Delaware
Endeavor Energy Resources, L.P.	Texas
QEP Energy Company	Delaware
Viper Energy Partners LP	Delaware
VNOM Holding Company LLC	Delaware
Western Coachwhip LLC	Delaware